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MAR 07 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2011 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

303-623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut, Suite 1300	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/13

ALPS Distributors, Inc.

Accountants' Report and Financial Statements

December 31, 2012

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

OATH OR AFFIRMATION

I, Bradley Swenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm ALPS Distributors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer and FINOP

Title

State of Colorado }
County of Denver }

NICHOLE M. KRAMER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19954015447
MY COMMISSION EXPIRES MAY 4, 2015

Nichole M. Kramer, My Commission Expires 05/04/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to Methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☑ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ALPS Distributors, Inc.
December 31, 2012

Contents

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Independent Auditor's Report

To the Board of Directors of ALPS Distributors, Inc.:

We have audited the accompanying financial statements of ALPS Distributors, Inc., which comprise the Statement of Financial Condition as of December 31, 2012, and the related Statements of Income, Stockholder's Equity, and Cash Flows for the 15 months ended December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Distributors, Inc. at December 31, 2012 and the results of its operations and its cash flows for the 15 months ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, Missouri 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

ALPS Distributors, Inc.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	2,614,292
Funds held on behalf of clients		126,829
Distribution fees receivable, net of allowance of $83,003		1,383,919
Prepaids, deposits and other assets		155,751
Deferred income taxes		3,553
Total assets	$	4,284,344
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	150,102
Client funds obligations		126,829
Total liabilities		276,931
Stockholder's Equity		
Total stockholder's equity		4,007,413
Total liabilities and stockholder's equity	$	4,284,344

The accompanying notes are an integral part of these financial statements.

ALPS Distributors, Inc.

Statement of Income

For the period October 1, 2011 to December 31, 2012

Revenues	
Distribution fees	$ 10,921,549
Out-of-pocket reimbursement revenues	2,615,567
Interest	1,568
Total revenues	13,538,684
Expenses	
General and administrative	5,073,583
Regulatory fees	2,365,106
Total expenses	7,438,689
Income before income taxes	6,099,995
Income taxes	2,241,629
Net income	$ 3,858,366

The accompanying notes are an integral part of these financial statements.

ALPS Distributors, Inc.

Statement of Changes in Stockholder's Equity

For the Period October 1, 2011 to December 31, 2012

	Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2011	$ 1,500,239	$ 101,724	$ 1,601,963
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 4)	(118,387)	(3,960,090)	(4,078,477)
Capital contributions	2,625,561		2,625,561
Net income		3,858,366	3,858,366
Balance at December 31, 2012	$ 4,007,413	$	$ 4,007,413

The accompanying notes are an integral part of these financial statements.

ALPS Distributors, Inc.
Statement of Cash Flows
For the Period October 1, 2011 to December 31, 2012

Cash flows from operating activities	
Net income	$ 3,858,366
Items not requiring (providing) cash	
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 4)	(4,078,477)
Deferred income taxes	(3,553)
Changes in	
Distribution fees receivable	(239,277)
Prepaids, deposits and other assets	(103,320)
Accounts payable	142,256
Net cash used in operating activities	(424,005)
Cash flows from investing activities	
Net decrease in restricted cash held to satisfy client fund obligations	1,065,259
Net cash provided by investing activities	1,065,259
Cash flows from financing activities	
Capital contributions	2,625,561
Net decrease in client funds obligations	(1,065,259)
Net cash provided by financing activities	1,560,302
Increase in Cash	2,201,556
Cash, Beginning of Period	412,736
Cash, End of Period	$ 2,614,292

Supplemental cash flow information

Cash paid for income taxes	$ 2,245,182

The accompanying notes are an integral part of these financial statements.

ALPS Distributors, Inc.
Notes to Financial Statements
December 31, 2012

1. Description of Business and Basis for Presentation

ALPS Distributors, Inc. (the "Company" or "ADI") is a wholly owned subsidiary of ALPS Holdings, Inc. ("AHI"). AHI is a wholly owned subsidiary of DST Systems, Inc. ("DST"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. Due to DST's acquisition of AHI on October 31, 2011, ADI's fiscal year end has changed from September 30 to December 31. As a result, these financial statements include the period from October 1, 2011 through the new year-end of December 31, 2012.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of 90 days or less to be cash equivalents. The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program, under which the FDIC will fully insure all noninterest-bearing balances up to $250,000. At December 31, 2012, the Company's interest-bearing cash accounts exceeded federally insured limits by approximately $2,400,000.

Client funds/obligations

Funds held on behalf of clients

In connection with providing services for its clients, the Company may hold client funds, comprised of funds held on behalf of clients. Based upon the Company's intent, these invested client balances represent assets that are restricted for use and have been classified as client funds obligations in the Company's Balance Sheet.

The Company has reported the cash inflows and outflows related to funds held on behalf of clients on a net basis within net (increase) decrease in restricted cash held to satisfy clients fund obligations in the investing section of the Statement of Cash Flows. The Company has reported

the cash flows related to client funds used in investing activities on a net basis within net increase (decrease) in client funds obligations in the financing section of the Statement of Cash Flows.

Client funds obligations

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy client obligations and are recorded on the balance sheet when incurred. Client funds obligations represent liabilities that will be repaid within one year of the balance sheet date.

Accounts Receivable

Accounts receivable are stated at the amount billed to fund clients. Accounts receivable are ordinarily due upon receipt of the invoice. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables may be written off based on specific circumstances of the fund clients. The Company extends unsecured credit to its customers.

Income Taxes

ADI has historically been part of the AHI consolidated tax return. Based upon the expense allocation agreement with ALPS Fund Services, Inc. ("AFS"), a wholly owned subsidiary of AHI, prior to November 1, 2011, allocable income tax expense of AHI to ADI is paid by AFS. Thus no provision for income taxes has been recorded for the month of October 2011. Beginning November 1, 2011, upon acquisition of AHI by DST, ADI began recording a tax provision on a stand-alone basis and accordingly has recorded income tax expense of $2,241,629 for the period October 1, 2011 to December 31, 2012.

As of November 1, 2011, the Company is included within the consolidated federal income tax return of DST. The Company computes income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. The method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, the Company may enter into transactions that tax treatment of which under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, the Company provides federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties in accordance with the authoritative accounting guidance for income tax uncertainties and accounting for income taxes.

ALPS Distributors, Inc.
Notes to Financial Statements
December 31, 2012

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and it is earned. The majority of the Company's revenues are derived from distribution services and are recognized upon completion of the services provided. Allowances for billing adjustments and doubtful account expense are recorded as reductions in revenues, and the annual amounts are immaterial to the Company's financial statements.

The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. If there is a customer acceptance provision in a contract or if there is uncertainty about customer acceptance, the associated revenue is deferred until the Company has evidence of customer acceptance.

Authoritative accounting guidance related to the income statement characterization of reimbursements received for "out-of-pocket" ("OOP") expenses incurred, requires the Company to record reimbursements received for OOP expenses as revenue on an accrual basis. Because these additional revenues are offset by the reimbursable expenses incurred, it does not impact income before income taxes or net income. The Company's significant OOP expenses include central registration depository fees and postage expenditures. OOP expenses are included in regulatory fees and general and administrative expenses.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of Company's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard.

Subsequent Events

Subsequent events have been evaluated through February 28, 2013 which is the date the financial statements were available to be issued.

ALPS Distributors, Inc.
Notes to Financial Statements
December 31, 2012

3. Income Taxes

The provision for income taxes for the period October 1, 2011 to December 31, 2012 consists of the following:

Current	
Federal	$ 1,902,447
State	342,735
	2,245,182
Deferred	
Federal	(3,238)
State	(315)
	(3,553)
Total income tax expense	$ 2,241,629

The difference between the Company's effective income tax rate of 36.7% for the period October 1, 2011 to December 31, 2012 and the U.S. federal income tax statutory rate of 35% is primarily attributable to state and local income taxes, partially offset by tax expense not reported for the month of October 2011 as described above.

Deferred assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax assets of $3,553 at December 31, 2012 is comprised of deferred tax liabilities of $36,648 and deferred tax assets of $40,201. The net deferred tax liability at December 31, 2012 relates primarily to prepaid assets.

4. Related-Party Transactions

ADI and AFS have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI and ADI agrees to reimburse AFS for such costs paid by AFS on its behalf. AFS allocates and ADI records expenses in amounts determined according to the reasonable allocation, applied on a consistent basis, determined for the period October 1, 2011 to December 31, 2012 to be ADI's percentage of revenue to the total consolidated revenue of AHI. For the period October 1, 2011 to December 31, 2012, ADI had allocated expenses from AHI in the amount of $4,570,093.

Concurrent with the expense allocation agreement, ADI and AHI entered into a dividend agreement, which calls for ADI to pay AHI dividends consisting of, among other things, receivables and other revenues actually collected reduced by expenses and liabilities accrued or

paid by ADI, or allocated to ADI for accrual as a liability and payment by ADI, and further reduced by any amount so as to permit ADI to maintain net capital at all times of not less than $100,000 or 140% of ADI's Net Capital requirement, whichever is greater.

For the period October 1, 2011 to December 31, 2012, ADI had deemed distributions to AHI in the amount of $4,078,477, which consisted of the excess of payments to AHI in accordance with the dividend agreement above the expenses paid on behalf of ADI by AFS in accordance with the expense allocation agreement.

5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Customers

The Company had no major customer (customers who account for more than 10% of revenues) for the period October 1, 2011 to December 31, 2012.

Current Economic Conditions

Economic and financial market conditions could adversely affect our results of operations in future periods. The instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact the Company's ability to maintain sufficient liquidity.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. The Company has elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2012, the Company had net capital of $2,464,190, which was $2,214,190 in excess of its required net capital of $250,000.

Supplementary Schedule

ALPS Distributors, Inc.

Computation of Net Capital under
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2012

Net Capital	
Total stockholder's equity	$ 4,007,413
Deductions	
Non-allowable assets	
Distribution fees receivable	1,383,919
Prepaids, deposits and other assets	155,751
Deferred income taxes	3,553
Net capital	$ 2,464,190
Computation of Alternate Net Capital Requirements	
2% of aggregate debit items (or $250,000, if greater)	$ 250,000
Excess net capital	$ 2,214,190

No material differences exist between the audited Computation of Net Capital (Schedule 1) and that included in the Company's unaudited December 31, 2012 FOCUS Report Part II.

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of ALPS Distributors, Inc.:

In planning and performing our audit of the financial statements of ALPS Distributors, Inc. (the "Company") as of and for the 15 months ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Association ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

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Report on Agreed Upon Procedures – SEC Rule 17a-5(e)(4)

To the Board of Directors of ALPS Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ALPS Distributors, Inc. for the 15 months ended December 31, 2012, which were agreed to by ALPS Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating ALPS Distributors, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the 15 months ended December 31, 2012. Management is responsible for ALPS Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2F of Form SIPC-7 for the three months ended December 31, 2011 with the respective cash disbursement records entries, as follows: compared item 2F in the amount of $2,450 to check number 00210912 dated June 20, 2012 obtained from Stephanie Dirickson, Corporate Accountant, and noted no differences. Note that item 2B was left blank on the Form SIPC-7 for the three months ended December 31, 2012. As such, no cash disbursement support was obtained for item 2B.

   Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 for the year ended December 31, 2012 with the respective cash disbursement records entries, as follows: compared item 2B in the amount of $4,256 to check number 00212029 dated July 11, 2012 obtained from Stephanie Dirickson, Corporate Accountant, and compared item 2F in the amount of $7,828 to check number 00221608 dated January 16, 2013 obtained from Stephanie Dirickson, Corporate Accountant, and noted no differences.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the 15 months ended December 31, 2012 with the sum of the Total revenue amount of $2,709,604 reported on page 2, item 2a of Form SIPC-7 for the three months ended December 31, 2011 and the Total revenue amount of $10,829,080 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012, and noted no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 for the three months ended December 31, 2011 and for the year ended December 31, 2012 with the supporting schedules and working papers, as follows:

   a. For the three months ended December 31, 2011, compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, Missouri 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us

pwc

insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products." of $1,783,202 to "2011 Q4 SIPC calculation" provided by Stephanie Dirickson, Corporate Accountant, and noted no differences.

b. For the year ended December 31,2012, compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products." of $5,995,466 to "2012 FY SIPC calc - revised 2.27.13" provided by Eric Parsons, V.P. and Corporate Controller, and noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $926,402 and $2,316 respectively of the Form SIPC-7 for the three months ended December 31, 2011, and noted no differences.

   b. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,833,613 and $12,084 respectively of the Form SIPC-7 for the year ended December 31, 2012, and noted no differences.

   c. Recalculated the mathematical accuracy of the supporting deduction calculation in "2011 Q4 SIPC calculation" referenced above in 3a, and noted no differences.

   d. Recalculated the mathematical accuracy of the supporting deduction calculation in"2012 Q4 SIPC calc - revised 2.27.13" referenced above in 3b, and noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of ALPS Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-34626
ALPS Distributors, Inc.
1290 Broadway, 11th Floor
Denver, CO 80203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric Parsons (303) 623-2577

2. A. General Assessment (item 2e from page 2) $ 12,084

B. Less payment made with SIPC-6 filed (exclude interest) (4,256)

July 23, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,828

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,828

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,828

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALPS Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _____ day of ______________, 20 _____.

VP, Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2012 and ending December 31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 10,829,080

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 5,995,466

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 5,995,466

2d. SIPC Net Operating Revenues — $ 4,833,614

2e. General Assessment @ .0025 — $ 12,084

(to page 1, line 2.A.)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034626 FINRA SEP
ALPS Distributors, Inc.
Attn: Compliance Officer
PO Box 328
Denver, CO 80201-0328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric Parsons, (303) 623-2577

2. A.	General Assessment (item 2e from page 2)	$2,316
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	( )
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,316
E.	Interest computed on late payment (see instruction E) for 106 days at 20% per annum	134
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,450
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $2,450	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALPS Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of June, 20 12.

VP and Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,709,604
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,783,202
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,783,202
2d. SIPC Net Operating Revenues	$ 926,402
2e. General Assessment @ .0025	$ 2,316

(to page 1, line 2.A.)